August 17, 2012

Mr. David Lin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	BNC Bancorp Registration Statement on Form S-3 File No. 333-182994

Dear Mr. Lin:

In accordance with Rule 461, I am writing this letter on behalf of BNC Bancorp (the “Company”) to request that the Securities and Exchange Commission declare the above-captioned registration statement effective at 9:00 a.m., August 21, 2012, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	it is aware of its obligations under the Securities Act of 1933;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (336) 869-9200. Thank you for your time and attention.

Mr. David Lin

August 17, 2012

Very truly yours,

BNC Bancorp

By:	/s/ David B. Spencer
David B. Spencer
Executive Vice President and Chief Financial Officer

cc:	Betty O. Temple, Esq., Womble Carlyle Sandridge & Rice, LLP